EXHIBIT 23.3


                        CONSENT OF INDEPENDENT AUDITORS


We consent to the use in this Amendment No. 8 to Registration Statement No. 333-90881 of SAVVIS Communications Corporation, a majority-owned subsidiary of Bridge Information Systems, Inc. ("Bridge"), of our report dated April 30, 1999, except for Note 21 as to which the date is February 9, 2000 (relating to the consolidated financial statements of Bridge presented separately herein, which report expresses an unqualified opinion and includes an explanatory paragraph relating to Bridge's ability to continue as a going concern) appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.






/s/ Deloitte & Touche LLP
    St. Louis, Missouri
    February 9, 2000